UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Amendment No. 3)

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

International Shipholding Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

460321 20 1

(CUSIP Number)

Niels W. Johnsen
One Whitehall Street
New York, New York 10004
212-943-4141

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 14, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.
CUSIP No. 460321 20 1
1.	Name of Reporting Person. I.R.S. Identification No. of Above Person (entities only) Niels W. Johnsen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) _____ (b) _____
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _____
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	695,485
	8.	Shared Voting Power	224,622
	9.	Sole Dispositive Power	695,485
	10.	Shared Dispositive Power	224,622
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		920,107
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		_____
13.	Percent of Class Represented by Amount in Row (11)		15.13%
14.	Type of Person Reporting (See Instructions)		IN
Item 2.	Identity and Background

	(a)	Name of Reporting Person:

Niels W. Johnsen

Address of Principal Business Office:

One Whitehall Street New York, New York 10004

	(c)	Mr. Johnsen is a Director of the Issuer.

	(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

	(f)	The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

This amendment is being filed to report an increase in the number of shares of Common Stock beneficially owned.

Item 4.	Purpose of Transaction.

A total of 174,271 shares of Common Stock were distributed from the Niels W. Johnsen 2001 Grantor Trust to the Reporting Person.

Item 5.	Interest in Securities of the Issuer.

	(a)	As of October 14, 2003, and as of the date hereof, the Reporting Person beneficially owns 920,107 shares of the Common Stock, which is approximately 15.13% of the shares of the Common Stock believed to be outstanding.

	(b)	The Reporting Person has sole voting and investment power with respect to 695,485 shares and shared voting and investment power with respect to 224,622 shares.

	(c)	The Reporting Person had no transactions in Common Stock of the
Issuer in the 60 days preceding October 14, 2003, and the Reporting Person had no transactions in the 60 days preceding the date of this Amendment No. 3 to Schedule 13D.

	(d)	Other party with right to receive or direct receipt of dividends or proceeds:

The Reporting Person holds beneficial ownership of 224,622 shares through a corporation of which he serves as an officer and director, which is less than five percent of the outstanding Common Stock.  Such corporation has the right to receive dividends on or proceeds from a sale of such shares.

	(e)	Date the Reporting Person ceased to beneficially own more than 5% of shares:

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief,

            I certify that the information set forth in this statement is true, complete and correct as of October 14, 2003.

October 15, 2003
Date	Niels W. Johnsen

Attention

            Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).